

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 22, 2015

Via E-mail
Rodney F. Emery
Chief Executive Officer
Steadfast Apartment REIT III, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

> **Re: Steadfast Apartment REIT III, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 27, 2015**
> **CIK No. 0001651286**

Dear Mr. Emery:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions at 202-551-3440.

6.   Please clarify whether any third party data included in the registration statement was prepared for or commissioned by the registrant or its affiliates. Please specifically address the information provided by Axiometrics as we note that you have included a consent from such party in your Exhibit Index. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02 and Item 509 of Regulation S-K.

Prospectus Cover Page

7.   Please confirm that your cover page will not exceed one page. To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

8.   We note that your sponsor, its affiliates, your directors and officers, and the officers and employees of your advisor and its affiliates may purchase shares in the offering (including through your friends and family program), and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Questions and Answers About This Offering, page vi

Why are you offering two classes of your common stock…, page vii

9.   Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

10.   We note your disclosure on page viii that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective estimated value per share for each class until the estimated value per share for each class has been paid. Please revise to clarify, if true, that the estimated value per share or NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in the estimated value per share or NAV attributable to each class will be determined.

11.   We note your disclosure on page 45 that you may request a private letter ruling from the IRS with respect to any differences in dividends distributed to the Class A shares as compared to the Class T shares. Please revise to update as applicable. To the extent you have not requested a private letter ruling prior to effectiveness, please revise to so state.

Prospectus Summary

Investment Strategy, page 1

12.   We note your disclosure that you expect a majority of your portfolio will consist of "established, well-positioned, institutional-quality apartment communities with existing high occupancies and consistent rental revenue, intended to provide a potential source of stable income to investors." We further note your disclosure stating that, with respect to approximately 50-70% of your portfolio, you intend to execute a "value-enhancement" strategy whereby you "will acquire under-managed assets in high-demand neighborhoods, invest additional capital, and reposition the properties to increase both average rental rates and resale value." Please revise to reconcile your disclosure or advise.

Our Sponsor, page 5

13.   We note Crossroads Capital Multifamily, LLC, is a member of your sponsor and that its affiliate, Crossroads Capital Advisors, LLC, will provide certain specified services to you on behalf of your advisor. Please revise to identify the natural persons that control Crossroads Capital Multifamily, LLC, and Crossroads Capital Advisors, LLC, and more specifically describe the roles of your advisor and Crossroads Capital Advisors, LLC, in providing your day-to-day management.

Compensation to Our Advisor and Its Affiliates, page 10

14.   We note that you have estimated a maximum acquisition fee payable to your advisor of $8,985,149 (assuming no leverage), representing 1% of the cost of the investments. Please advise us how you estimated this number, which appears to exceed 1% of the net offering proceeds calculated under "Estimated Use of Proceeds" with respect to the maximum primary offering.

Risk Factors, page 22

15.   We note that, upon termination or non-renewal of the advisory agreement with or without cause, your advisor will be entitled to receive a subordinated distribution. Please include risk factor disclosure, including a summary risk factor, specifically addressing the fees payable upon termination, or advise us why you do not believe this disclosure is material to stockholders.

There is no public trading market for shares of our common stock and we are not required to
effectuate a liquidity event by a certain date. . . ., page 22

16.   Please revise this risk factor and the risk factor on page 27 under the heading "Because
        our charter does not require our listing or liquidation by a specified date, you should be
        prepared to hold your shares for an indefinite period of time" to clarify, if true, that you
        are not required to provide a liquidity event at all.

The amount of distributions we make is uncertain. . . ., page 23

17.   Please revise this risk factor to specifically address the dilution to new investors caused
        by distributions made to shareholders that are in excess of REIT taxable income.

Estimated Use of Proceeds, page 49

18.   Please revise your table to also reflect the estimated use of proceeds if the minimum
        amount of shares of common stock in the primary offering is sold or advise. Refer to
        Instruction 1 to Item 504 of Regulation S-K and 3.B of Industry Guide 5.

19.   We note that this table includes an estimated organization and offering cost of 1.5% of
        the primary offering size if you sell the maximum number of shares in the primary
        offering. However, we note that your disclosure on page 27 under the heading "Risk
        Factors—The percentage of our organizational and offering costs as a percentage of gross
        offering proceeds may be higher if we raise less than the maximum offering amount in
        the primary offering" states that you estimate that your organization and offering costs
        will be approximately 1.7% of gross offering proceeds if you raise the maximum of
        $1,000,000,000 in the primary offering. Please reconcile these disclosures or advise us
        why no reconciliation is necessary.

Conflicts of Interest

Allocation of Investment Opportunities, page 111

20.   Please revise your disclosure to clarify whether you, your advisor, or your sponsor have
        adopted specific procedures governing the allocation of investment opportunities
        amongst you and the other investment programs affiliated with your sponsor and describe
        such procedures, as applicable. If the allocation of investment opportunities is purely at
        the discretion of your advisor, your sponsor, and the real estate professionals employed
        thereby, please so state.

Rodney F. Emery
Steadfast Apartment REIT III, Inc.
September 22, 2015
Page 6

Prior Performance Summary, page 114

21.   Please revise your disclosure in this section to address the following: the approximate number of STAR stockholders; the aggregate cost of properties purchased by each of SIR and STAR; and the percentage (based on purchase prices) of new, used, or construction properties or advise. Refer to Section 8(A) of Guide 5.

Prior Performance Tables, page A-1

22.   With respect to each Table III and the source of distributions, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) the sale of properties, (iii) financing and (iv) offering proceeds. To the extent distributions are sourced from a "return of capital," please clarify, if true, distributions are sourced from offering proceeds or advise.

Exhibit Index

23.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

        You may contact Howard J. Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Heath D. Linsky, Esq.
        Morris, Manning & Martin, LLP